

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2012

Via E-mail
Mr. Jonathan Symonds
Chief Financial Officer
Novartis AG
Lichtstrasse 35
4056 Basel, Switzerland

> **Re:** **Novartis AG**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed January 25, 2012**
> **File No. 001-15024**

Dear Mr. Symonds:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosures.

Please respond to this letter within 10 business days by providing us the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Item 5. Operating and Financial Review and Prospects
Item 5.A Operating Results
Factors Affecting Results of Operations
Patent Expirations, Generic Competition Pressure the Industry, page 89

1. Your disclosure states that the loss of exclusivity for one or more important products will have a material negative impact on the Group's results of operations. Please provide us proposed disclosure to be included in future periodic reports that includes to what degree you expect erosion from generic competition to impact net income in the following year and include the factors that would impact the magnitude of the negative impact.

Notes to the consolidated financial statements
11. Goodwill and intangible asset movements, page F-42

2. Paragraphs 50 and 55 of IAS 36 require estimates of future cash flows and the discount rate to be determined on a pre-tax basis. Therefore, please provide us proposed disclosure to be included in future periodic reports that states the company's impairment policy uses post-tax cash flows and a post-tax discount rate to arrive at value in use, if true, as well as:
    - An assertion in your accounting policy note that the use of post-tax assumptions does not result in a value in use that is materially different had pre-tax assumptions been used; and
    - The pre-tax discount rate.

15. Trade receivables, page F-48

3. Please provide us proposed disclosure to be included in future periodic reports that breaks out the amount of trade receivables from product sales by country in Greece, Italy, Spain and Portugal and also disclose the amounts that are past due from each of these countries separately. Disclose the portion in each of these countries that is due directly from the government or funded by the government. Tell us the amount of allowance for doubtful accounts at December 31, 2011 related to receivables in each of these countries and why you consider that amount to be adequate.

20. Provisions and other non-current liabilities
Legal matters, page F-65

4. Please provide us proposed disclosure to be included in future periodic reports to include, where practicable, an estimate of the financial effect for each legal proceeding discussed. If it is not practicable to disclose this information, that fact should be stated. Please refer to paragraphs 86 and 91 of IAS 37.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant